Free Writing Prospectus dated May 7, 2024 (to Prospectus dated January 11, 2022, and Preliminary Prospectus Supplement dated May 7, 2024)	Filed pursuant to Rule 433 Registration Statement No. 333-261837

NatWest Group plc

$1,000,000,000 8.125% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes

Issuer	NatWest Group plc
Debt Ticker	NWG
Country	United Kingdom
Securities	$1,000,000,000 8.125% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes (the “Contingent Capital Notes”)
Ranking	The Contingent Capital Notes will constitute direct, unsecured and subordinated obligations, ranking pari passu without any preference among themselves.
The rights and claims of the holders and beneficial owners in respect of, or arising from, the Contingent Capital Notes (including any damages for breach of any obligations thereunder, if payable) will be subordinated to the claims of our Senior Creditors (as defined in the Preliminary Prospectus Supplement).

If:

(1) an order is made, or an effective resolution is passed, for our winding-up (excluding in any such case a solvent winding-up solely for the purpose of our reconstruction, amalgamation, reorganisation, merger or consolidation, or the substitution in our place of a Successor in Business (as defined in the Preliminary Prospectus Supplement), the terms of which have previously been approved by the Trustee (as defined in the Preliminary Prospectus Supplement) or in writing by holders of not less than 2/3 (two thirds) in aggregate principal amount of the Contingent Capital Notes); or

(2) an administrator is appointed for us and such administrator gives notice that it intends to declare and distribute a dividend;

(each, respectively, or together, a “Winding-up or Administration Event”), then (a) if any such events specified in (1) or (2) above occurs before the date on which the Conversion Trigger Event occurs, there shall be payable by us in respect of each Contingent Capital Note (in lieu of any other payment by us) such amount, if any, as would have been payable to a holder or beneficial owner of Contingent Capital Notes if, on the day prior to the commencement of the Winding-up or Administration Event and thereafter, such holder or beneficial owner of Contingent Capital Notes were the holder of one of a class of Notional Preference Shares (as defined in the Preliminary Prospectus Supplement) on the assumption that the amount that such holder or beneficial owner of Contingent Capital Notes was entitled to receive in respect of such Notional Preference Shares, on a return of assets in such Winding-up or Administration Event, was an amount equal to the principal amount of the relevant Contingent Capital Note, together with any Accrued Interest (as defined in the Preliminary Prospectus Supplement) and any damages for breach of obligations thereunder (if payable), regardless of whether the Solvency Condition is satisfied on the date upon which the same would otherwise be due and payable and (b) if any such events specified in (1) or (2) above occurs on or after the date on which the Conversion Trigger Event occurs but the Settlement Shares to be issued and delivered to the Settlement Share Depository (as defined in the Preliminary Prospectus Supplement) on the Conversion Date have not been so delivered, there shall be payable by us in respect of each Contingent Capital Note (in lieu of any other payment by us) such amount, if any, as would have been payable to the holder or beneficial owner of such Contingent Capital Note in a Winding-up or Administration Event if the Conversion Date in respect of the Automatic Conversion had occurred immediately before the occurrence of a Winding-up or Administration Event (and, as a result, such holder or beneficial owner were the holder of such number of our ordinary shares as such holder or beneficial owner would have been entitled to receive on the Conversion Date, ignoring for this purpose our right to make an election for a Settlement Shares Offer to be effected), regardless of whether the Solvency Condition is satisfied on the date upon which the same would otherwise be due and payable.
Currency	USD
Issue Size	$1,000,000,000
Trade Date	May 7, 2024
Settlement Date*	May 10, 2024 (T+3)
Maturity	Perpetual
First Call Date	November 10, 2033
First Reset Date	May 10, 2034
Reset Dates	The First Reset Date and every fifth anniversary thereafter
Optional Redemption	The Contingent Capital Notes will, subject to the satisfaction of the Solvency Condition and the conditions described under “Description of the

Contingent Capital Notes—Pre-conditions to Redemption, Repurchase, Substitution or Variation” in the Preliminary Prospectus Supplement, be redeemable in whole but not in part, at our option and in our sole discretion on (i) any day falling in the period commencing on (and including) the First Call Date and ending on (and including) the First Reset Date, and (ii) any Reset Date thereafter (each such date, an “Optional Redemption Date”), in each case at 100% of their principal amount, together with any accrued and unpaid interest on the Contingent Capital Notes, excluding any interest cancelled or deemed cancelled in accordance with the terms of the Contingent Capital Notes, to but excluding the date fixed for redemption.
Coupon	Initial Interest Rate: 8.125% per annum payable quarterly in arrear from (and including) the Issue Date to (but excluding) First Reset Date.
Subsequent Interest Rate: From and including the First Reset Date and each Reset Date thereafter to but excluding the next succeeding Reset Date, interest will accrue on the Contingent Capital Notes at a rate per annum equal to the sum of the applicable U.S. Treasury Rate as determined by the Calculation Agent on the relevant Reset Determination Date and 3.752%, converted to a quarterly rate in accordance with market convention (rounded to three decimal places, with 0.005 being rounded down).
If redeemed on an Optional Redemption Date, any accrued and unpaid interest, together with their principal amount (excluding any interest cancelled or deemed cancelled in accordance with the terms of the Contingent Capital Notes), will become payable.
The determination of the applicable U.S. Treasury Rate is subject to the provisions set forth under “Description of the Contingent Capital Notes—Interest” in the Documentation (as defined below).
Interest Payment Dates	Quarterly in arrear on March 31, June 30, September 30 and December 31 of each year, commencing on June 30, 2024 (short first coupon).
Reset Determination Date	The second Business Day (as defined below) immediately preceding each Reset Date.
Early Redemption	Subject to certain conditions (including the PRA (as defined in the Preliminary Prospectus Supplement) having granted permission and the Solvency Condition being satisfied), in whole (but not in part), upon the occurrence of a Tax Event (as defined in the Preliminary Prospectus Supplement) or Capital Disqualification Event (as defined in the Preliminary Prospectus Supplement), at 100% of their principal amount plus accrued interest (if any) to but excluding the date fixed for redemption.
Regular Record Date	The regular record dates for the Contingent Capital Notes will be the 15th calendar day immediately preceding each Interest Payment Date, whether or not such day is a Business Day (each a “Record Date”). The term “Business Day” means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorised or required by law or regulation to close in the City of New York or in the City of London, England.
Reference Benchmark	UST 4.000% due February 15, 2034
Reference Benchmark Price (UST 4.000% due February 15, 2034)	96-13
Reference Benchmark Yield (UST 4.000% due February 15, 2034)	4.457%
Re-offer Spread vs. Benchmark (Margin)	375.2bps
Re-offer Yield (quarterly)	8.125%
Initial Rate of Interest	8.125% per annum
Issue / Re-offer Price	100.000%
Gross Proceeds	USD 1,000,000,000
Fees	0.675%
Net Proceeds	USD 993,250,000
All-in Price	99.325%
Redemption Price	100.000%
Interest Payments Discretionary	Interest on the Contingent Capital Notes will be due and payable only at our full discretion and we shall have sole and absolute discretion at all times and for any reason to cancel any interest payment in whole or in part that would otherwise be payable on any Interest Payment Date. If we do not make an interest payment on the relevant Interest Payment Date, or if we elect to make a payment of a portion, but not all, of such interest payment, such non-payment shall evidence our exercise of discretion to cancel such interest payment, or the portion of such interest payment not paid, and accordingly such interest payment, or portion thereof, shall not be or become due and payable.
Restrictions on Interest Payments	We shall cancel any interest, or such interest shall be deemed to be cancelled, on the Contingent Capital Notes (or, as appropriate, any part thereof) which is scheduled to be paid on an Interest Payment Date if (a) we have an amount of Distributable Items (as defined in the Preliminary Prospectus Supplement) on such scheduled Interest Payment Date that is less than the sum of (i) all payments (other than redemption payments which do not reduce Distributable Items) made or declared by us since the end of our latest financial year and prior to such Interest Payment Date on or in respect of any Parity Securities (as defined in the Preliminary

Prospectus Supplement), the Contingent Capital Notes and any Junior Securities (as defined in the Preliminary Prospectus Supplement) and (ii) all payments (other than redemption payments which do not reduce Distributable Items) payable by us on such Interest Payment Date (x) on the Contingent Capital Notes and (y) on or in respect of any Parity Securities or any Junior Securities, in the case of each of (i) and (ii), excluding any payments already accounted for in determining the Distributable Items; or (b) the Solvency Condition is not (or would not be) satisfied in respect of such amounts payable on such Interest Payment Date.
Conversion Trigger Event	A Conversion Trigger Event shall occur at any point in time at which the fully loaded CET1 Ratio of the Regulatory Group is less than 7.00%.
Any interest accrued in respect of an Interest Payment Date which falls on or after the date of the Conversion Trigger Event shall be deemed to have been cancelled upon the occurrence of such Conversion Trigger Event and shall not become due and payable.
Conversion Price	$2.205, subject to certain anti-dilution adjustments. As of May 7, 2024, the initial Conversion Price is equivalent to a price of £1.764, translated into US dollars at an exchange rate of £1.000 = $1.2504, rounded down to 3 decimal places.
Automatic Conversion	Upon the occurrence of the Conversion Trigger Event, each Contingent Capital Note shall, on the Conversion Date, be converted in whole but not in part into ordinary shares credited as fully paid (the “Settlement Shares”) at the Conversion Price and in accordance with the terms set forth in the Documentation.
Settlement Shares Offer	Subject to certain conditions described in the Documentation, the Issuer may, in its sole and absolute discretion, elect that the Settlement Share Depository (or an agent on its behalf) make an offer of all or some of the Settlement Shares to all or some of our ordinary shareholders upon Automatic Conversion at a cash price per Settlement Share no less than the Conversion Price (translated from US dollars into pounds sterling at the then-prevailing rate as determined by us in our sole discretion), subject to certain anti-dilution adjustments.
Solvency Condition	Other than in the event of a Winding-up or Administration Event or in relation to the cash component of any Alternative Consideration in any Settlement Shares Offer (as such terms are defined herein), payments in respect of or arising from the Contingent Capital Notes (including any damages for breach of any obligations thereunder) are, in addition to our right to cancel payments of interest, conditional upon our being solvent at the time when the relevant payment is due to be made, and no principal, interest or other amount shall be due and payable in respect of, or arising from, the Contingent Capital Notes, except to the extent that we could make such payment and still be solvent immediately thereafter (such condition is referred to herein as the “Solvency Condition”).

For the purposes of determining whether the Solvency Condition is met, we shall be considered to be solvent at a particular point in time if:

(i) we are able to pay our debts as they fall due; and

(ii) our Assets (as defined in the Preliminary Prospectus Supplement) are at least equal to our Liabilities (as defined in the Preliminary Prospectus Supplement).

Redemption for Capital Disqualification Event	If at any time a Capital Disqualification Event occurs, we may, subject to the satisfaction of the Solvency Condition and further conditions described in the Documentation (including the PRA having granted permission, if required), at our option and in our sole discretion, redeem the Contingent Capital Notes, in whole but not in part, at any time at 100% of their principal amount together with any Accrued Interest to, but excluding, the date fixed for redemption.
Redemption for Tax Reasons	If at any time a Tax Event has occurred, we may, subject to the satisfaction of the Solvency Condition and further conditions described in the Documentation (including the PRA having granted permission, if required), at our option and in our sole discretion redeem the Contingent Capital Notes, in whole but not in part, at any time at 100% of their principal amount, together with any Accrued Interest to, but excluding, the date fixed for redemption.
Substitution or Variation	If a Tax Event or a Capital Disqualification Event has occurred, then we may, subject to conditions described in the Documentation (including the PRA having granted permission, if required), but without any requirement for the consent or approval of the holders or beneficial owners of the Contingent Capital Notes, at any time (whether before or following the First Call Date) either substitute the Contingent Capital Notes in whole (but not in part) for, or vary the terms of the Contingent Capital Notes so that they remain or, as appropriate, become, Compliant Securities.
Agreement with Respect to the Exercise of UK Bail-in Power	By acquiring the Contingent Capital Notes, each holder or beneficial owner of the Contingent Capital Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any UK Bail-in Power (as defined in the Documentation) by the relevant UK authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Contingent Capital Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Contingent Capital Notes into ordinary shares or other securities or other obligations of NatWest Group plc or another person; and/or (iii) the amendment of the amount of interest due on the Contingent Capital Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which UK bail-in power may be exercised by means of variation of the terms of the Contingent Capital Notes solely to give effect to the exercise by the relevant UK authority of such UK bail-in power. Each holder and beneficial owner of the Contingent Capital Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Contingent Capital Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any UK bail-in power by the relevant UK authority.
Repayment of Principal and Payment of Interest After Exercise of UK Bail-in Power	No repayment of the principal amount of the Contingent Capital Notes or payment of interest on the Contingent Capital Notes shall become due and payable after the exercise of any UK bail-in power by the relevant UK authority unless, at the time of such repayment or payment, such repayment or payment would be permitted to be made by us under the laws and regulations of the United Kingdom and the European Union applicable to us and the Group.
Waiver of Right to Set-Off	By acquiring a Contingent Capital Note, each holder (and the Trustee acting on behalf of the holders) will be deemed to have waived to the fullest extent permitted by law any right of set-off, counterclaim or combination of accounts with respect to such Contingent Capital Note or the Indenture (or between our obligations under or in respect of any Contingent Capital Note and any liability owed by a holder) that they (or the Trustee acting on their behalf) might otherwise have against us, whether before or during any Winding-up or Administration Event. Notwithstanding the above, if any such rights and claims of any such holder against us are discharged by set-off, such holder will, immediately pay an amount equal to the amount of such discharge to us or, in the event of a Winding-Up or Administration Event, the liquidator or administrator (or other relevant insolvency official), as the case may be, to be held on trust for Senior Creditors, and until such time as payment is made will hold a sum equal to such amount on trust for Senior Creditors, and accordingly such discharge shall be deemed not to have taken place.
Day Count Fraction	30/360
Business Day Convention	Following; Unadjusted
Business Days	New York / London
Denominations	$200,000 and integral multiples of $1,000 in excess thereof
Enforcement Events and Remedies	There are no events of default under the Contingent Capital Notes. In addition, under the terms of the Indenture neither the Automatic Conversion, the cancellation or deemed cancellation of interest, the exercise of the UK bail-in power by the relevant UK authority nor a write-down of the Contingent Capital Notes upon the occurrence of a Conversion Trigger Event following a Non-Qualifying Takeover Event (as defined in the Preliminary Prospectus Supplement) with respect to the Contingent Capital Notes will be an Enforcement Event.
Each of the following is an “Enforcement Event”:
(1) the occurrence of a Winding-up or Administration Event prior to the occurrence of a Conversion Trigger Event;
(2) non-payment of principal when due; or

(3) breach of a Performance Obligation (as defined in the Preliminary Prospectus Supplement).
For certain remedies available for recovery of amounts owing in respect of any non-payment of any amount that has become due and payable under the Contingent Capital Notes, please refer to the Documentation.
Governing Law	New York Law & Scots Law (Subordination, Solvency Condition and waiver of the right to set-off)
Clearing / Settlement	DTC
Listing	London Stock Exchange (International Securities Market)
Form	SEC-registered
CUSIP	639057AQ1
ISIN	US639057AQ15
Documentation	Preliminary Prospectus Supplement dated May 7, 2024, Final Prospectus Supplement to be dated on or about May 7, 2024 and Base Prospectus dated January 11, 2022.
Selling Restrictions	U.S.: SEC; Customary selling restrictions in UK, EEA, Canada, Italy, Japan, Hong Kong, France, Malaysia, Singapore, Switzerland, Taiwan and South Korea and as more fully set out in the Documentation.
Use of Proceeds	We intend to use the net proceeds of the offering for general corporate purposes and to strengthen further our capital base or the capital base of our subsidiaries and/or the Group.
Target Market

Manufacturer target market (UK MiFIR/MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). FCA PI Prohibition. No UK PRIIPs KID/No PRIIPs KID/FCA CoCo restriction.*

This document is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

Joint Bookrunners and Joint Lead Managers	BofA Securities, Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, NatWest Markets Securities Inc. and UBS Securities LLC
Co-managers	CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC

*	UK MiFIR/MiFID II product governance / Professional investors and ECPs only target market / FCA PI Prohibition / No UK PRIIPs KID / No PRIIPs KID / FCA CoCo restriction / PROHIBITION OF SALES TO EEA AND UK RETAIL INVESTORS

Manufacturer target market (UK MiFIR/MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or in the United Kingdom. No sales to retail clients in the EEA or the United Kingdom, as defined under MiFID II or, in the United Kingdom, as defined in in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

The Issuer has filed a registration statement (including a base prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and the prospectus supplement in respect of this offering and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners and Joint Lead Managers will arrange to send you the base prospectus and prospectus supplement at no charge if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, calling J.P. Morgan Securities LLC at 1-212-834-4533, calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, calling NatWest Markets Securities Inc. toll-free at 1-800-231-5380 or calling UBS Securities LLC toll-free at 1-888-827-7275.

The Issuer currently expects delivery of the Contingent Capital Notes to occur on May 10, 2024, which will be the third business day following the date of pricing of the Contingent Capital Notes (such settlement cycle being referred to as “T+3”). Under Rule 15(c)6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), trades in the secondary market generally are required to settle in two business days (as such term is used for purposes of Rule 15(c)6-1 of the U.S. Exchange Act) unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Contingent Capital Notes prior to the delivery of the Contingent Capital Notes will be required, by virtue of the fact that the Contingent Capital Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Contingent Capital Notes who wish to make such trades should consult their own advisors.